UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  Biomira Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    09161R10

                                 (CUSIP Number)

                               December 31, 2003
            (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)




----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                                Page 1 of 10 Pages

CUSIP No. 09161R10                    13G/A                  Page 2 of 10 Pages



-------------------------------------------------------------------------------
     (1)  Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          The Riverview Group LLC
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                             (a) [X]
                                                             (b) [ ]
-------------------------------------------------------------------------------
     (3)  SEC Use Only
-------------------------------------------------------------------------------
     (4)  Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares
               ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    2,529,291
Owned by
               ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting
               ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    2,529,291
-------------------------------------------------------------------------------
     (9)  Aggregate Amount Beneficially Owned by Each Reporting Person
          2,529,291
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
                                                                 [ ]
-------------------------------------------------------------------------------
     (11) Percent of Class Represented by Amount in Row (9)
          3.88%
-------------------------------------------------------------------------------
     (12) Type of Reporting Person (See Instructions)
          OO
-------------------------------------------------------------------------------

CUSIP No. 09161R10                    13G/A                  Page 3 of 10 Pages


     (1)  Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Millenco, L.P.
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                             (a) [X]
                                                             (b) [ ]
-------------------------------------------------------------------------------
     (3)  SEC Use Only
-------------------------------------------------------------------------------
     (4)  Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares
               ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    2,529,291
Owned by
               ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting
               ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    2,529,291
-------------------------------------------------------------------------------
     (9)  Aggregate Amount Beneficially Owned by Each Reporting Person
          2,529,291
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
                                                                 [ ]
-------------------------------------------------------------------------------
     (11) Percent of Class Represented by Amount in Row (9)
          3.88%
-------------------------------------------------------------------------------
     (12) Type of Reporting Person (See Instructions)
          PN
-------------------------------------------------------------------------------

CUSIP No. 09161R10                    13G/A                  Page 4 of 10 Pages


     (1)  Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Millennium Holding Group, L.P.
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                             (a) [X]
                                                             (b) [ ]
-------------------------------------------------------------------------------
     (3)  SEC Use Only
-------------------------------------------------------------------------------
     (4)  Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares
               ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    2,529,291
Owned by
               ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting
               ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    2,529,291
-------------------------------------------------------------------------------
     (9)  Aggregate Amount Beneficially Owned by Each Reporting Person
          2,529,291
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
                                                                 [ ]
-------------------------------------------------------------------------------
     (11) Percent of Class Represented by Amount in Row (9)
          3.88%
-------------------------------------------------------------------------------
     (12) Type of Reporting Person (See Instructions)
          PN
-------------------------------------------------------------------------------

CUSIP No. 09161R10                    13G/A                  Page 5 of 10 Pages


     (1)  Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Millennium Management, LLC
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                             (a) [X]
                                                             (b) [ ]
-------------------------------------------------------------------------------
     (3)  SEC Use Only
-------------------------------------------------------------------------------
     (4)  Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares
               ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    2,529,291
Owned by
               ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting
               ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    2,529,291
-------------------------------------------------------------------------------
     (9)  Aggregate Amount Beneficially Owned by Each Reporting Person
          2,529,291
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
                                                                 [ ]
-------------------------------------------------------------------------------
     (11) Percent of Class Represented by Amount in Row (9)
          3.88%
-------------------------------------------------------------------------------
     (12) Type of Reporting Person (See Instructions)
          00
-------------------------------------------------------------------------------

CUSIP No. 09161R10                    13G/A                  Page 6 of 10 Pages


     (1)  Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Israel A. Englander
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                             (a) [X]
                                                             (b) [ ]
-------------------------------------------------------------------------------
     (3)  SEC Use Only
-------------------------------------------------------------------------------
     (4)  Citizenship or Place of Organization

          United States
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares
               ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    2,529,291
Owned by
               ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting
               ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    2,529,291
-------------------------------------------------------------------------------
     (9)  Aggregate Amount Beneficially Owned by Each Reporting Person
          2,529,291
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
                                                                 [ ]
-------------------------------------------------------------------------------
     (11) Percent of Class Represented by Amount in Row (9)
          3.88%
-------------------------------------------------------------------------------
     (12) Type of Reporting Person (See Instructions)
          IN
-------------------------------------------------------------------------------

CUSIP No. 09161R10                    13G/A                  Page 7 of 10 Pages


            This Amendment No. 1 (this "Amendment") amends the statement on
Schedule 13G which was filed on October 3, 2003 (the "Schedule 13G") with respect to shares of common stock, no par value (the "Common Stock") Biomira Inc., a Canadian corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the
Schedule 13G. This Amendment amends and restates items 2, 4, 5, 8 and 10 in their entirety as set forth below.

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

            The Riverview Group LLC
            c/o Millennium Management, LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millenco, LP
            c/o Millennium Management, LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millennium Holding Group, L.P.
            c/o Millennium Management, LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millennium Management, LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Israel A. Englander
            c/o Millennium Management, LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: United States

Item 2(d)  Title of Class of Securities

            Common Stock

Item 2(e)  CUSIP Number

            09161R10

Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

            As of the date of this filing, each Reporting Person may be deemed the beneficial owner of (i) 58,082 shares of Common Stock held outright by Millenco, LP, a Delaware limited partnership ("Millenco") and (ii) 2,471,209 shares of Common Stock currently issuable to The Riverview Group, LLC, a Delaware limited liability company ("Riverview") upon the exercise of certain warrants.

            Note: The sole member of Riverview Group is Millennium Holding Group, L.P., a Delaware limited partnership ("Holding"). Millennium Management,

CUSIP No. 09161R10                    13G/A                  Page 8 of 10 Pages


LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of Holding and Millenco. Israel A. Englander ("Mr. Englander") is the sole managing member of Millennium Management. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person.

            Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Holding. As a limited partner, Partners has no investment or voting control over Holding or its securities positions. Therefore, this Amendment no longer includes Partners as a Reporting Person.

            (b) Percent of Class:

            Approximately 3.88% as of the date of this filing. (Based on the Company's Annual Report on Form 40-F for the annual period ended December 31, 2002, there were 54,693,501 shares of Common Stock issued and outstanding as of April 30, 2003. In addition, (i) as indicated in the Company's 424B5 Prospectus filed on September 26, 2003, the Company (x) closed an offering of 4,824,561 shares of Common Stock on May 1, 2003 and (y) closed an offering of 3,245,615 shares of Common Stock on May 15, 2003 and (ii) Riverview holds the warrants to purchase 2,471,209 shares of Common Stock referred to in Item 4(a) above.)

            (c) Number of shares as to which such person has:

                (i)    Sole power to vote or to direct the vote:

                       0

                (ii)   Shared power to vote or to direct the vote
                       2,529,291

                (iii)  Sole power to dispose or to direct the disposition of

                       0

                (iv)   Shared power to dispose or to direct
                       the disposition of

                       2,529,291

CUSIP No. 09161R10                    13G/A                  Page 9 of 10 Pages


Item 5. Ownership of Five Persent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 8. Identification and Classification of Members of the Group

         This statement is filed by:

             (i)    Riverview;

             (ii)   Millenco;

             (iii)  Holding, as the sole member of Riverview;

             (iv) Millennium Management, as the general partner and investment advisor of Holding and Millenco; and

             (v) Mr. Englander, as the sole managing member of Millennium Management.

Item 10. Certification

            By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 09161R10                    13G/A                  Page 10 of 10 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 17, 2004



THE RIVERVIEW GROUP LLC                 MILLENCO, L.P.

By: Millennium Holding Group, L.P.,     By: Millennium Management, LLC
    its sole member                         its general partner

By: Millennium Management, LLC          By: /s/Terry Feeney
    its general partner                     -----------------------------
                                            Name:  Terry Feeney
By: /s/Terry Feeney                         Title: Chief Operating Officer
    -----------------------------
    Name:  Terry Feeney
    Title: Chief Operating Officer


MILLENNIUM HOLDING GROUP, L.P.          MILLENNIUM MANAGEMENT, LLC

BY: Millennium Management, LLC
    its general partner

By: /s/Terry Feeney                     By: /s/ Terry Feeney
    -----------------------------           -----------------------------
    Name:  Terry Feeney                     Name:  Terry Feeney
    Title: Chief Operating Officer          Title: Chief Operating Officer

/s/ Israel A. Englander
---------------------------------
    Israel A. Englander